# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Webull Corp, CIK 0001866364
CUSIP: G9572D103
Title of class of securities: Webull Class A Ordinary Shares
Address of issuer's principal executive offices: 200 Carillon Parkway, St. Petersburg, Florida (FL), 33716
Date of event which requires filing of this statement: 04/17/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-25-107449
Filed by CIK 0002065165

## Reporting persons
- HS Investments IV Ltd: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 15,060,036; sole dispositive power 0; shared dispositive power 15,060,036; aggregate amount beneficially owned 15,060,036 (3.6% of the class)
- HS Investments IV C L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 7,810,349; sole dispositive power 0; shared dispositive power 7,810,349; aggregate amount beneficially owned 7,810,349 (1.87% of the class)
- Hedosophia Partners IV GP Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 6,315,940; sole dispositive power 0; shared dispositive power 6,315,940; aggregate amount beneficially owned 6,315,940 (3.38% of the class)

## Item 1. Issuer
Name of issuer: Webull Corp
Address of issuer's principal executive offices: 200 Carillon Parkway, St. Petersburg, FL 33716

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (1) HS Investments IV Limited, a Guernsey limited company, (2) HS Investments IV C L.P , a Guernsey limited partnership, and (3) Hedosophia Partners IV GP Limited, a Guernsey limited company exempted company (collectively, the "Reporting Persons").

The board of directors of Hedosophia Partners IV GP Limited comprises Rob King, Fred Hervouet and Simon Williams. Because voting and investment decisions regarding Hedosophia Partners IV GP Limited's portfolio securities are made by its board of directors comprised of at least three individuals and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of Hedosophia Partners IV GP Limited's portfolio securities for purposes of Section 13(d) of the Exchange Act, and each of them disclaims beneficial ownership of such securities.

Except as set forth in this Item 2, each of the Reporting Persons disclaims beneficial ownership of any Shares owned beneficially or of record by any other Reporting Person.
Address of principal business office or, if none, residence: 3rd Floor, Suite 5, Weighbridge House, Lower Pollet, St. Peter Port, GY1 1WL, Guernsey
Citizenship: Guernsey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to row 9 on each cover page hereto which, together with the information set forth in Item 2 of this statement, are incorporated by reference into this Item 4.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HS Investments IV Ltd: /s/ Simon Williams, Simon Williams, Director (02/13/2026)
- HS Investments IV C L.P.: /s/ Simon Williams, Simon Williams, Director (02/13/2026)
- Hedosophia Partners IV GP Limited: /s/ Simon Williams, Simon Williams, Director (02/13/2026)